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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: October, 2004                Commission File Number: 00-115124


                             PETROFUND ENERGY TRUST
                              (Name of Registrant)


                         444-7TH AVENUE S.W., SUITE 600
                                CALGARY, ALBERTA
                                 CANADA T2P 0X8
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [ ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        PETROFUND ENERGY TRUST



Date:  October 18, 2004                 By: /s/ Vince P. Moyer
                                            ------------------------------------
                                            Name:  Vince P. Moyer
                                            Title: Senior Vice President
                                                   Finance & CFO

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                                     EXHIBIT

Exhibit         Description of Exhibit
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
   1            Petrofund Energy Trust Notice of Special Meeting of Unitholders
                to be held November 16, 2004 and Information Circular and Proxy
                Statement dated October 18, 2004
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